UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)

                        Hollinger International Inc.

                              (Name of Issuer)

               Class A Common Stock, par value $.01 per share

                       (Title of Class of Securities)

                                435569 10 8


                               (CUSIP Number)

                           Charles G. Cowan, Q.C.
                        Vice-President and Secretary
                               Hollinger Inc.
                             10 Toronto Street
                              Toronto, Ontario
                               Canada M5C 2B7
                               (416) 363-8721

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              October 13, 1998

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Schedule 13D/A


1. NAME OF REPORTING PERSON                           HOLLINGER INC.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                             (b) [ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS                                                00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION                       CANADA

                           7.   SOLE VOTING POWER         53,809,235

  NUMBER OF SHARES
BENEFICIALLY OWNED         8.   SHARED VOTING POWER                0
 BY EACH REPORTING
    PERSON WITH            9.   SOLE DISPOSITIVE POWER    53,809,235

                          10.   SHARED DISPOSITIVE POWER           0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON                                       53,809,235

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                      [X]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         46.5%

14. TYPE OF REPORTING PERSON                                      HC

                               Schedule 13D/A


                                                    THE RAVELSTON
1. NAME OF REPORTING PERSON                       CORPORATION LIMITED

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS                                                   00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION                          CANADA

                      7.  SOLE VOTING POWER                  53,809,235

  NUMBER OF SHARES    8.  SHARED VOTING POWER                         0
BENEFICIALLY OWNED
 BY EACH REPORTING
   PERSON WITH        9.  SOLE DISPOSITIVE POWER             53,809,235

                     10.  SHARED DISPOSITIVE POWER                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                         53,809,235

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                         [X]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            46.5%

14. TYPE OF REPORTING PERSON                                         HC

                               Schedule 13D/A


1. NAME OF REPORTING PERSON                                 CONRAD M. BLACK

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                    (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS                                                       00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION                              CANADA

                     7.   SOLE VOTING POWER                      54,208,835
 NUMBER OF SHARES
BENEFICIALLY OWNED   8.   SHARED VOTING POWER                             0
 BY EACH REPORTING
   PERSON WITH       9.   SOLE DISPOSITIVE POWER                 54,208,835

                    10.   SHARED DISPOSITIVE POWER                        0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                             54,208,835

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                46.7%

14. TYPE OF REPORTING PERSON                                             IN

                     SECURITIES AND EXCHANGE COMMISSION

                               SCHEDULE 13D/A
                             (Amendment No. 8)


          This Schedule 13D, Amendment No. 8 (the "Amendment"), amends and restates in their entirety Items 5, 6 and 7 of the Schedule 13D of the filing persons dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, Amendment No. 5 thereto dated August 11, 1997, Amendment No. 6 thereto dated June 12, 1998 and Amendment No. 7 thereto dated October 13, 1998 (collectively, the "Schedule 13D"). This Amendment is being filed in order to correct certain errors in Amendment No. 7 to the
Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     Hollinger Inc. and Ravelston

     (a) Amount Beneficially Owned: 53,809,235 shares of Class A Common Stock; 46.5% (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 18,749,186 shares of Class A Common Stock held directly by Hollinger Inc.; (ii) 10,746,073 shares of Class A Common Stock held by NBCo, a wholly owned subsidiary of Hollinger Inc.; (iii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo; (iv) 7,052,465 shares of Class A Common Stock that may be acquired at any time by the conversion of 829,409 shares of Series C Preferred Stock held by Hollinger Inc. and NBCo; and (v) 2,271,511 shares of Class A Common Stock that may be acquired at any time by the conversion of 330,949 shares of Series D Preferred Stock held by NBCo (taking each share of Series D Preferred Stock at Cdn. $146.625 and assuming an exchange rate of $1.00 per Cdn. $1.5259, as in effect on September 30, 1998). The number of shares of Class A Common Stock into which the Series D Preferred Stock may be converted will fluctuate from time to time based on changes in the exchange rate. Through its relationship with Hollinger Inc. described in Item 4, Ravelston may be deemed to beneficially own all of the securities of the Issuer that are held by Hollinger Inc. and its subsidiaries.

     (b) Voting Power; Dispositive Power: Hollinger Inc. has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 53,809,235 shares of Class A Common Stock. Through its relationship with Hollinger Inc. described in Item 4, Ravelston may also be deemed to have the sole power to vote or to direct the vote of these shares.

     (c) Not applicable.

     (d) Right to Receive Dividends or Proceeds: NBCo has the right to receive the dividends from or the proceeds from the sale of the securities which it holds. The shares of Class A Common Stock owned by NBCo constitute 11.8% of the outstanding shares of Class A Common Stock. The shares of Class B Common Stock and Series D Preferred Stock held by NBCo represent 86.7% and 100% of the outstanding shares of Class B Common Stock and Series D Preferred Stock, respectively.

     (e) Not applicable.

     The amount and percentage of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston exclude 399,600 shares of Class A Common Stock beneficially owned by Mr. Black. Pursuant to Rule 13d-4, Hollinger Inc. and Ravelston hereby expressly disclaim beneficial ownership of such shares.

     Directors and Executive Officers of Hollinger Inc. and Ravelston (Other Than Mr. Black):

     Except as set forth below, the directors and executive officers of Hollinger and Ravelston (other than Mr. Black) do not beneficially own any shares of Class A Common Stock.

          Name                     Number of Shares of Class A Common
                                       Stock Beneficially Owned(1)

    Peter Y. Atkinson                              18,750
    Barbara Amiel Black(2)                          5,000
    J. A. Boultbee                                 48,250
    Dixon S. Chant                                 42,500
    Charles G. Cowan                               23,500
    F. David Radler(3)                            135,850


(1) Includes shares subject to presently exercisable options or options exercisable within 60 days of October 22, 1998 held by all directors and executive officers of the Issuer under the Issuer's 1994 Stock Option Plan and 1997 Stock Incentive Plan as follows: Peter Y. Atkinson 18,750 shares; Mrs. Black 5,000 shares; Mr. Boultbee 48,250 shares; Mr. Chant 35,000 shares; Mr. Cowan 23,500 shares; and Mr. Radler 126,250 shares.

(2) Excludes 9,600 shares of Class A Common Stock which are held by Conrad Black Capital Corporation, 29,495,259 shares of Class A Common Stock beneficially held by Hollinger Inc. and NBCo, 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B Common Stock, 7,052,465 shares of Class A Common Stock into which 829,409 shares of Series C Preferred Stock are convertible and 2,271,511 shares of Class A Common Stock into which 330,949 shares of Series D Preferred Stock are convertible, all of which are benficially held by Hollinger Inc. and NBCo and as to which Mr. Black may be deemed to have indirect beneficial ownership. Also excludes 390,000 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of October 22, 1998. Mrs. Black disclaims beneficial ownership of all such securities.

(3) Includes 9,600 shares of Class A Common Stock held by F. D. Radler Ltd., and excludes 200 shares of Class A Common Stock by Mr. Radler's wife, 200 shares of Class A Common Stock held by one daughter, and 200 shares of Class A Common Stock held by another daughter, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

     Mr. Black

     (a) Amount Beneficially Owned: 54,208,835 shares of Class A Common Stock; 46.7% of class (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 53,809,235 shares of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation; and
     (iii) 390,000 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of October 22, 1998.

     (b) Voting Power; Dispositive Power: Through his relationships with Hollinger Inc., Ravelston and Conrad Black Capital Corporation described in Item 4, Mr. Black may be deemed to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of 53,809,235 shares of Class A Common Stock.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of Class B Common Stock are entitled to ten votes per share and holders of Class A Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time dividends are paid on either.

          Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger Inc. to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger Inc. or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger Inc. or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of the Class B Common Stock (a "Permitted Transaction").

          Notwithstanding the foregoing paragraph, any holder of Class B Common Stock may pledge his or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

          Pursuant to the Issuer's Restated Certificate of Incorporation, as amended, the Series C Preferred Stock ranks senior in right and priority of payment to the Class A and Class B Common Stock and on a parity with the Issuer's outstanding Series B Convertible Preferred Stock, par value $.01 per share ("Series B Preferred Stock") as to dividends and upon liquidation. Holders of Series C Preferred Stock are entitled to receive cumulative dividends at a rate of 9-1/2% per annum, of the stated liquidation amount of $108.51 per share of Series C Preferred Stock, payable quarterly. The Series C Preferred Stock is mandatorily convertible into shares of Class A Common Stock on June 1, 2001, and the Issuer has the option to redeem the shares of Series C Preferred Stock, in whole or in part, at any time on or after June 1, 2000 and prior to June 1, 2001. At any time prior to June 1, 2001, unless previously redeemed, each share of Series C Preferred Stock is convertible at the option of the holder thereof into 8.503 shares of Class A Common Stock. On June 1, 2001, unless previously redeemed or converted, each share of Series C Preferred Stock will mandatorily convert into (i)

9.8646 shares of Class A Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon. The holders of Series C Preferred Stock have the right to vote together as a single class with the holders of Class A and Class B Common Stock and Series B Preferred Stock in the election of Directors and upon each other matter coming before the stockholders of the Issuer on the basis of ten votes per share of Series C Preferred Stock, except as otherwise provided by law or the Issuer's Restated Certificate of Incorporation. In addition, (i) whenever dividends on the Series C Preferred Stock or any other series of preferred stock with like voting rights are in arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of all Series C Preferred Stock (voting separately as a class) will be entitled to vote, on the basis of ten votes for each share of Series C Preferred Stock, for the election of two directors of the Issuer, such directors to be in addition to the number of directors constituting the Board of Directors immediately prior to the accrual of such right, and (ii) the holders of Series C Preferred Stock may have voting rights with respect to certain alterations of the Restated Certificate of Incorporation and certain other matters, voting on the same basis or separately as a class.

          The Issuer's Series D Preferred Stock is entitled to receive cumulative cash dividends, payable quarterly. The amount of each dividend per share is equal to the aggregate amount (if any) of ordinary course cash dividends paid during the preceding calendar quarter on 7,395,000 Southam Common Shares owned beneficially, directly or indirectly, by the Issuer, divided by 739,500. The Series D Preferred Stock is redeemable in whole or in part, at any time and from time to time, subject to restrictions in the Issuer's existing credit facilities, by the Issuer or by a holder of such shares. The Series D Preferred Stock is nonvoting, except as otherwise provided by law or the Issuer's Restated Certificate of Incorporation, as amended. Hollinger Inc. has agreed pursuant to a letter agreement dated as of July 2, 1997, a copy of which is attached hereto as Exhibit 10, to limit the exercise of its redemption rights concerning the Series D Preferred Stock to a number of Southam Common Shares that at the time of such exercise have been delivered to the Issuer free and clear of encumbrances.

     The holder or holders of shares of the Series D Preferred Stock may convert such shares at any time into shares of Class A Common Stock of the Issuer. The conversion price is initially based upon the Canadian dollar equivalent of $14.00 per share of Class A Common Stock, subject to adjustment in certain circumstances. Any holder of Series D Preferred Stock may pledge such shares to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, provided that such shares shall remain subject to, and upon foreclosure, realization or other similar action by the pledgee, shall be transferred only in accordance with, the transfer restrictions set forth in the Restated Certificate of Incorporation.

     Pursuant to the Amended and Restated First Exchange Agreement, the Issuer has agreed, at Hollinger Inc.'s request, to take commercially reasonable efforts to cause the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of Class A Common Stock and Series C Preferred Stock issued in the First Exchange, and to list such shares on the New York Stock Exchange. Pursuant to the Second Amended and Restated Second Exchange Agreement, the Issuer has agreed to use commercially reasonable efforts to cause the registration under the Securities Act of the shares of Series C Preferred Stock issued upon the Second Exchange and to list such newly issued shares of Series C Preferred Stock on the New York Stock Exchange.

     Hollinger Inc. and NBCo have pledged all of their holdings in the Issuer to Canadian Imperial Bank of Commerce ("CIBC") as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn. $10,000,000 operating facility (the "CIBC Facility"). The terms of this pledge are attached hereto as Exhibit 15. The CIBC Facility requires compliance by Hollinger Inc. with certain financial and other covenants and contains standard default and other provisions. In addition, Hollinger Inc. and NBCo have pledged an aggregate of 7,660,754 shares of Class A Common Stock and 12,990,000 shares of Class B Common Stock to CIBC (as arranger and administrative agent) as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn. $240,000,000 term and revolving facility (the "Syndicated Facility"). The terms of this pledge are attached hereto as Exhibit 16. The Syndicated Facility requires compliance by Hollinger Inc. with certain financial and other covenants and contains standard default and other provisions. Also, Hollinger Inc. has pledged 330,949 shares of Series D Preferred Stock owned by NBCo to the Issuer as security for a Cdn. $58,859,223.65 obligation from Hollinger Inc. to the Issuer evidenced by an interest bearing promissory note ("Note") dated September 3, 1997. Copies of the Note and related pledge agreement are attached hereto as Exhibits 7 and 8, respectively. The Issuer, Hollinger Inc. and NBCo have executed two postponements of claim in favor of CIBC whereby Hollinger Inc. is to make payments under the Note to the Issuer only so long as (i) it is not in default under the terms governing the CIBC Facility and the Syndicated Facility, respectively, and (ii) such payments would not cause a default under such terms. Hollinger Inc. has also granted a pari passu security interest in such shares of Series D Preferred Stock in favor of the holders of Hollinger Inc.'s Southam-linked debentures, which debentures mature on November 4, 1998.

     On July 29, 1997, Hollinger Inc. made an issuer bid (the "Debenture Offer") for all of its outstanding 7% Southam-linked debentures ("Debentures"), with the consideration offered per Cdn. $1,000 principal amount of Debentures being, at the option of a tendering holder of Debentures, (i) Cdn. $1,342.86 in cash or (ii) Cdn. $771.43 in cash and
57.143 non-voting special shares ("HCPH Special Shares") of Hollinger Canadian Publishing. An aggregate of Cdn. $73,416,000 principal amount of Debentures were tendered in the Debenture Offer, creating a payment obligation for Hollinger Inc. of Cdn. $58,859,223.65 and 4,146,007 HCPH Special Shares. Hollinger Inc. borrowed the Cdn $58,859,223.65 from the Issuer by way of the Note, which is secured by the pledge of 330,949 shares of Series D Preferred Stock held by NBCo referred to above. The 4,146,007 HCPH Special Shares were issued by Hollinger Canadian Publishing in consideration for non-voting special shares ("Newco Special Shares") of 3396754 Canada Limited ("Newco"), a wholly-owned subsidiary of Hollinger Inc. Pursuant to the terms of an exchange agreement (the "Exchange Agreement") among Hollinger Canadian Publishing, Newco and the Issuer, the Newco Special Shares are exchangeable at any time after December 23, 1997, at the option of the holder, into Class A Common Stock to be delivered by Newco on the same basis as the 4,146,007 HCPH Special Shares are exchangeable for Class A Common Stock with the Issuer. A copy of the Exchange Agreement is attached hereto as Exhibit 9.

     All or any part of the exchange obligation for the Newco Special shares can also be settled, at the option of Newco, by a cash payment of an amount equivalent to the Current Market price (as defined in the Exchange Agreement) of the Class A Common Stock to be delivered upon any exchange of Newco Special Shares. Hollinger Inc. has unconditionally agreed to provide Newco with sufficient Class A Common Stock and/or cash for Newco to meet its obligations upon an exchange of Newco Special Shares. The number of Class A Common Stock which Hollinger Inc. may be required to provide to Newco for optional exchange prior to the mandatory exchange date, June 26, 2000, is between, 2,114,465 and 2,495,896. If exchanges do not occur prior to such date a mandatory exchange will occur on such date in respect of which Hollinger Inc. will be required to provide to Newco that number of shares of

Class A Common Stock (or the cash equivalent thereof equal to U.S. $36,816,542 divided by 95% of the Current Market Price at such date.

     Under the terms of the Syndicated Facility, Hollinger Inc. is required to (i) ensure at all times that CIBC has a first pledge of shares of Class A Common Stock having a Market Value (as defined) at least two times greater than the amount Hollinger Inc. has borrowed under the Syndicated Facility and (ii) that at all times Hollinger Inc. and NBCo own, in the aggregate, at least 35,000,000 shares of Class A Common Stock or Class B Common Stock. Hollinger Inc. anticipates that it will have sufficient shares of Class A Common Stock available to satisfy any and all of the foregoing exchange or pledge obligations.

          Certain registration rights agreements, which are incorporated herein by reference as Exhibits 17 and 18 were entered into in connection with the above-described pledges in favor of CIBC. These agreements provide for sale under an existing registration statement (within a certain time period upon foreclosure) under the Securities Act of the pledged shares of Class A Common Stock and the shares of Class A Common Stock into which other pledged securities are convertible.

     On May 27, 1998 the shareholders of Hollinger Inc. approved several amendments to the company's articles to simplify Hollinger Inc.'s share capital structure, as follows: (i) the terms of the common shares of Hollinger Inc. were amended to add a retraction privilege and to change their designation to retractable common shares; (ii) each retractable share of Hollinger Inc. was changed into one retractable common share of Hollinger Inc.; and (iii) the retractable common shares of Hollinger Inc. were consolidated on a 1-for-31 basis. The cumulative effect of the amendments was to consolidate the 31 shares making up an Equity Unit of Hollinger Inc. (currently consisting of one common share and 30 Retractable Shares) into one retractable common share of Hollinger Inc. Hollinger Inc. has stated that the article amendments will complete an initiative to enable its shareholders to have their investment in Hollinger Inc. more directly aligned with the Class A Common Stock of the Issuer.

     The retractable common shares will permit the holder to cause Hollinger Inc. to redeem such shares at any time upon demand, in exchange for a number of shares of Class A Common Stock of the Issuer held by Hollinger Inc. determined pursuant to a formula or cash, at Hollinger Inc.'s option. The "Retraction Price" for such shares will be an amount determined by the Board of Directors of Hollinger Inc. (or committee thereof) on a quarterly basis within a range of not less than 90% and not more than 100% of the "Current Value" on the relevant date divided by the number of retractable common shares outstanding on such date. For these purposes, "Current Value" is defined by reference to the fair market value of all of the assets of Hollinger Inc., less amounts payable upon liquidation to holders of Hollinger Inc.'s preference shares and certain tax liabilities, all as determined by the Board of Directors of Hollinger Inc. Hollinger Inc. has stated that employing this range will allow fluctuating market conditions to be taken into account in setting the Retraction Price. At present, the Retraction Price is equal to 90% of "Current Value" on the relevant date, thus imposing a 10% discount. Upon receipt of a retraction notice, Hollinger Inc. will redeem the appropriate number of its retractable common shares by sending to the holder a stock certificate representing that number of shares of Class A Common Stock of the Issuer equal to the applicable Retraction Price divided by the "Current Class A Market Price" on the retraction date. For these purposes, the "Current Class A Market Price" will be determined primarily by reference to the per share closing price of the Issuer's Class A Common Stock on the New York Stock Exchange, with such price being converted into the Canadian dollar equivalent. If Hollinger Inc. elects to satisfy the Retraction Price in cash, it may do so for all or any part of the shares to be redeemed. Hollinger Inc. is obligated to satisfy certain conditions with respect to shares of the Issuer's Class A Common Stock delivered as a redemption of retractable common shares, including the effectiveness of a registration statement under the Securities Act with respect to such shares of the availability of an exemption from such registration, and the listing of such shares on each stock exchange on which the Class A Common Stock is listed.

     Pursuant to grants under the Issuer's 1994 Stock Option Plan and the 1997 Stock Incentive Plan, Mr. Black has been granted options to purchase a total of 390,000 shares of Class A Common Stock of the Issuer of which
126,250 of such shares are presently exercisable by Mr. Black or exercisable by him within 60 days.

Item 7.  Materials to Be Filed as Exhibits.



Exhibit No.                             Description


1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravelston Corporation Limited and The Hon. Conrad M. Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation).

2 Share Exchange Agreement dated as of July 19, 1995 between American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated September 28, 1995).

3 UniMedia Class A Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc.

4 UniMedia Class B Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc.

5         Amended and Restated  First Exchange  Agreement  dated as of July
          21,  1997  among   Hollinger   Inc.,   UniMedia   and   Hollinger
          International Inc.

6 Second Amended and Restated Second Exchange Agreement dated as of July 21, 1997 among Hollinger Inc., UniMedia and Hollinger International Inc.

7 Promissory Note dated September 3, 1997 made by Hollinger Inc. in favor of Hollinger International Inc.

8 Limited Recourse Guarantee and Securities Pledge Agreement dated September 3, 1997 between Hollinger International Inc. and UniMedia Holding Company.

9 Exchange Agreement Providing for the Exchange of Non-Voting Special Shares among 3396754 Canada Limited, Hollinger Canadian Publishing Holdings Inc. and Hollinger International Inc. dated September 3, 1997.

10 Letter agreement dated July 29, 1997, between Hollinger Inc., Hollinger International Inc. and Hollinger Canadian Publishing Holdings Inc.

11 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and Toronto Dominion (New York), Inc.

12 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and Scotiabanc Inc.

13 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and First Chicago Hedging Services Corporation.

14 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and NMS Services, Inc.

15 Master Securities Pledge Agreement made as of August 10, 1998 by each of Hollinger Inc. and 504468 NB Inc. to Canadian Imperial Bank of Commerce.

16 Master Securities Pledge Agreement made as of June 4, 1998 by each of Hollinger Inc. and 504468 NB Inc. to Canadian Imperial Bank of Commerce.

17 Registration Rights Undertaking dated August 10, 1996 among Hollinger Inc., Hollinger International Inc., 504468 NB Inc. and Canadian Imperial Bank of Commerce.

18 Registration Rights Undertaking dated as of June 4, 1998 among Hollinger Inc., Hollinger International Inc., 504468 NB Inc. and Canadian Imperial Bank of Commerce.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  October 22, 1998


                                    HOLLINGER INC.

                                    By: /s/ Charles G. Cowan
                                       ------------------------------
                                       Charles G. Cowan, Q.C.
                                       Vice-President and Secretary


                                    THE RAVELSTON CORPORATION LIMITED

                                    By: /s/ Charles G. Cowan
                                       ------------------------------
                                       Charles G. Cowan, Q.C.
                                       Vice-President and Secretary


                                    By: /s/ Conrad M. Black
                                       ------------------------------
                                       The Hon. Conrad M. Black, P.C.,
                                       O.C., individually and on behalf
                                       of Conrad Black Capital Corporation

                                    Title: Chairman of Conrad Black
                                           Capital Corporation

                               Exhibit Index

1  Joint Filing Agreement dated            Incorporated by reference from
   October 20, 1995 among Hollinger        Exhibit 1 of Schedule 13D of
   Inc., The Ravelston Corporation         Hollinger Inc., Ravelston and
   Limited and The Hon. Conrad M.          Mr. Black (the "Reporting
   Black, P.C., O.C. (individually         Persons") dated as of October 20,
   and on behalf of Conrad Black           1995 with respect to their deemed
   Capital Corporation).                   beneficial ownership of shares of
                                           Hollinger International Inc. (the
                                           "Schedule 13D").

2  Share Exchange Agreement dated as       Incorporated by reference from
   of July 19, 1995 between American       Exhibit 2 of Schedule 13D.
   Publishing Company and Hollinger
   Inc. (incorporated by reference
   to the definitive proxy statement
   of the Issuer dated September 28,
   1995).

3  UniMedia Class A Stock Purchase         Incorporated by reference from
   Agreement dated as of April 18,         Exhibit 14of Schedule 13D/A dated
   1997 among Hollinger Inc.,              as of the Reporting Persons dated
   UniMedia Holding Company and            as of August 11, 1997
   Hollinger International Inc.            ("Amendment No. 5").

4  UniMedia Class B Stock Purchase         Incorporated by reference from
   Agreement dated as of April 18,         Exhibit 15 of Schedule 13D/A
   1997 among Hollinger Inc.,              Amendment No. 5.
   UniMedia Holding Company and
   Hollinger International Inc.

5  Amended and Restated First              Incorporated by reference from
   Exchange Agreement dated as of          Exhibit 16 of Schedule 13D/A
   July 21, 1997 among Hollinger           Amendment No. 5.
   Inc., UniMedia and Hollinger
   International Inc.

6  Second Amended and Restated             Incorporated by reference from
   Second Exchange Agreement dated         Exhibit 17 of Schedule 13D/A
   as of July 21, 1997 among               Amendment No. 5.
   Hollinger Inc., UniMedia and
   Hollinger International Inc.

7  Promissory Note dated                   Incorporated by reference from
   September 3, 1997 made by               Exhibit 9 of Schedule 13D/A
   Hollinger Inc. in favor of              Amendment No. 6.
   Hollinger International Inc.

8  Limited Recourse Guarantee and          Incorporated by reference from
   Securities Pledge Agreement dated       Exhibit 10 of Schedule 13D/A
   September 3, 1997 between               Amendment No. 6.
   Hollinger International Inc. and
   UniMedia Holding Company.

9  Exchange Agreement Providing for        Incorporated by reference from
   the Exchange of Non-Voting              Exhibit 11 of Schedule 13D/A
   Special Shares among 3396754            Amendment No. 6.
   Canada Limited, Hollinger
   Canadian Publishing Holdings Inc.
   and Hollinger International Inc.
   dated September 3, 1997.

10 Letter agreement dated July 29,         Incorporated by reference from
   1997, between Hollinger Inc.            Exhibit 11 of Schedule 13D/A
   Hollinger International Inc. and        Amendment No. 6.
   Hollinger Canadian Publishing
   Holdings Inc.

11 Letter agreement dated                  Incorporated by reference from
   September 30, 1998 among                Exhibit 16 of Schedule 13D/A
   Hollinger Inc., Ravelston and           Amendment No. 7.
   Toronto Dominion (New York), Inc.

12 Letter agreement dated                  Incorporated by reference from
   September 30, 1998 among                Exhibit 17 of Schedule 13D/A
   Hollinger Inc., Ravelston and           Amendment No. 7.
   Scotiabanc Inc.

13 Letter agreement dated                  Incorporated by reference from
   September 30, 1998 among                Exhibit 18 of Schedule 13D/A
   Hollinger Inc., Ravelston and           Amendment No. 7.
   First Chicago Hedging Services
   Corporation.

14 Letter agreement dated                  Incorporated by reference from
   September 30, 1998 among                Exhibit 19 of Schedule 13D/A
   Hollinger Inc., Ravelston and NMS       Amendment No. 7.
   Services, Inc.

15 Master Securities Pledge                (filed herewith)
   Agreement made as of August 10,
   1998 by each of Hollinger Inc.
   and 504468 NB Inc. to Canadian
   Imperial Bank of Commerce.

16 Master Securities Pledge                (filed herewith)
   Agreement made as of June 4, 1998
   by each of Hollinger Inc. and
   504468 NB Inc. to Canadian
   Imperial Bank of Commerce.

17 Registration Rights Undertaking         (filed herewith)
   dated August 10, 1996 among
   Hollinger Inc., Hollinger
   International Inc., 504468 NB
   Inc. and Canadian Imperial Bank
   of Commerce.

18 Registration Rights Undertaking         (filed herewith)
   dated as of June 4, 1998 among
   Hollinger Inc., Hollinger
   International Inc., 504468 NB
   Inc. and Canadian Imperial Bank
   of Commerce.